Free Writing Prospectus

VanEck Merk Gold Trust

2020-5-08 VanEck webpage

0001546652

Pursuant to 433/164

333-180868



The Leader in Gold Investing. Bar None.

While some firms claim to raise the bar, VanEck literally created the bar. For over 50 years, we have demonstrated leadership in gold investing.

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We believe gold is an important component of diversification, and we provide investors access through actively managed strategies and gold ETFs.

Over 50 Years of Gold Investing Leadership

Our leadership in gold investing extends more than 50 years, encompassing gold stocks and bullion across ETFs and mutual funds. We launched the U.S's first gold stock fund (INIVX) in 1968 and issued the first gold miners ETF (GDX) in 2006


1955 VanEck founded, launched international equity mutual fund
1968 International equity objective changed, creating the U.S.'s first gold equity fund
1983 Opens first sub-advisory gold related separately managed account
1992 Becomes investment adviser for gold equity mutual fund in Europe
1994 Launches first long-only hard assets fund, which can include allocations to gold
2006 Launches gold miners ETF; gold-related AUM cross $1B level
2009 Second gold miners ETF lists, specializing in junior gold mining firms
2012 Opens gold UCITS fund available outside U.S.
2015 Becomes marketing agent for gold bullion ETF with option to take physical delivery of gold
2020 Gold related assets at approximately $15B as of March 31


1971—1974
Stagflation crisis drives bull market, gold climbs to $182
1971
U.S. off the gold standard, fluctuates from its $35/oz peg
1980
January, price reaches a new high of $850
1980—1982
Fed raises rates, gold average price of $480
1985
Short 2-year bull market begins driven by slowing economic growth
1988—2000
Disinflation and central bank selling, gold down to $253
1993
Fed raises rates, gold stocks rise over the next 3 years
2001—2011
Dot-com bubble, Global Financial crisis, gold reaches an all-time high of $1,900
2011—2015
Prolonged bear market, ends with first rate hike in 2015
2015—Present
Break out from its 5-year trading range of $1,365 in the summer 2019
2020
Hits $1,700 with expectations of new all-highs past $2,000 in this cycle

Why Gold and Gold Stocks Today

As a unique asset, gold enhances portfolio diversification, acts as store of value, and hedges against systemic financial and geopolitical risk.

While these basic principles of gold exposure remain constant over time, it is important to examine more closely the rationale for gold and gold stocks in today's environment and why the near-term future looks bright.

Secular Gold Bull Market

Production Peak

Faster Recovery

Attractive Valuations

Secular Gold Bull Market

Bull markets can be classified as either secular (long term) or cyclical (bull phases within an overall bear market). Before its $1,400 per ounce breakout in June 2019, on a technical basis, gold appeared to be in a cyclical market, but now a longer, sustained rally is likely—perhaps similar to the secular gold bull market of 2001 to 2008.



Historical Bull Gold Market Rallies
Oct 1971 - Dec 1974
Aug 1976 - Sep 1980
Oct 2008 - Aug 2011
Feb 1985 - Nov 1987
Mar 2001 - Feb 2008
Feb 1993 - Feb 1996
De
600%
400%
200%
0%
Cumulative Gold Price Change
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
Months

Source: RBC Capital Markets, Bloomberg, VanEck. Data as of March 2020.



Meet the Man Behind the Gold Insights

Joe Foster

Gold Strategist and Portfolio Manager

Joe Foster offers a unique perspective developed over a 40-year career including experience as an exploration geologist. Since he became the portfolio manager in 1998, the actively managed gold strategy has won numerous awards and he has personally been recognized for his management expertise.

When not travelling, he can be found writing his widely read monthly update, speaking as a leading industry expert, and commuting through NYC traffic on his bike.

Explore My Insights

Meet the Man Behind Gold Insights

Joe Foster offers a unique perspective developed over a 40-year career including experience as an exploration geologist. Since becoming portfolio manager in 1998, the actively managed gold strategy has won numerous awards and he has personally been recognized for his management expertise.

When not travelling, he can be found writing his widely read monthly update, speaking as a leading industry expert, and commuting through NYC traffic on his bike.

Let Your Portfolio Shine with Gold

VanEck offers a full range of gold investing access, including active strategies and gold ETFs providing exposure to both gold mining stocks and gold bullion directly.

Actively Managed Gold Mining

INIVX

VanEck International Investors Gold Fund

Physical Gold with Option for Delivery

OUNZ

VanEck® Merk® Gold Trust

Passively Managed Gold Mining

GDX®

VanEck Vectors® Gold Miners ETF

GDXJ®

VanEck Vectors® Junior Gold Miners ETF

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Important Disclosures

VanEck International Investors Gold Fund

You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. The Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, CMOs and small- or mid-cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk and leverage risk. Please see the prospectus and summary prospectus for information on these as well as other risk considerations.

Investing involves risk, including possible loss of principal. An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing. The prospectus and summary prospectus contain this and other information. Please read them carefully before investing.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF

Gold- and silver-related investments, including gold exchange-traded funds (ETFs), are subject to risks including bullion price volatility, changes in world political developments, competitive pressures and risks associated with foreign investments. In times of stable economic growth, the value of gold, silver and other precious metals may be adversely affected. Mining companies are subject to elevated risks, which include, among others, competitive pressures, commodity and currency price fluctuations, and adverse governmental or environmental regulations. In particular, small and mid-cap mining companies may be subject to additional risks including inability to commence production and generate material revenues, significant expenditures and inability to secure financing, which may cause such companies to operate at a loss, greater volatility, lower trading volume and less liquidity than larger companies. Investors should be willing to accept a high degree of volatility and the potential of significant loss. The Funds may loan their securities, which may subject them to additional credit and counterparty risk.

VanEck Vectors Gold Miners ETF and VanEck Vectors Junior Gold Miners ETF shares are not individually redeemable and will be issued and redeemed at their Net Asset Value (NAV) only through certain authorized broker-dealers in large, specified blocks of shares called "creation units" and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market. Past performance is no guarantee of future results. Returns for actual Fund investments may differ from what is shown because of differences in timing, the amount invested, and fees and expenses.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a Fund carefully before investing. Please read the prospectus and summary prospectus carefully before investing.

VanEck Merk Gold Trust:

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully before investing.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor of VanEck International Investors Gold Fund, VanEck Vectors Gold Miners ETF, and VanEck Vectors Junior Gold Miners ETF.